FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

July 8, 2008

Item 3: News Release:

A news release dated and issued on July 8, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

`

Summer Drilling to Commence on Cree East Uranium Targets

Item 5: Full Description of Material Change:

Millenium Deposit
Cree Lake
CanAlaska Korea Uranium Ltd.
Denison
Denison
Areva
Cameco
Key Lake Mine
2008 Drill Targets
Uranium Deposits
Other CanAlaska Dispositions
Other Dispositions
ATHABASCA BASIN
SASKATCHEWAN
ATHABASCA BASIN
Cree East
Drill Program 2008
Cree East Project - Athabasca Basin, Saskatchewan
0 5 10 15
Kilometres
July 2008
NAD 83, UTM ZONE 13
Map Drafted by Brian King (CanAlaska Uranium Ltd.)
CanAlaska Uranium Ltd.

Vancouver, Canada, July 8th, 2008 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) is pleased to announce the approval by its Korean Consortium joint venture partners of a Cdn$1.68 million budget to undertake further drilling and geophysics at the Cree East Project during the summer of 2008.  This program will follow-up on significant uranium targets identified in this past winter’s exploration drilling.

The Cree East Project is situated in the southeastern Athabasca Basin, approximately 25 km northwest of the Key Lake uranium mine, and 20 km south-west of Cameco Corp.'s Millennium uranium deposit.  The Project’s claims were originally staked by CanAlaska in 2004 and cover 559 sq. km. of the Wollaston-Mudjatik domain rocks.  The depth to unconformity varies from 250 metres in the south to an inferred 800 metres in the north.  From geophysical evidence and past drilling, there appears to be a number of step structures at the unconformity boundary and in the basement.

A successful winter drilling program conducted in March and April 2008 identified intense alteration zones in the cores of all drill holes - CRE-001 and CRE 002 at site A and CRE-003 to CRE-007 at site C.  These two zones show strong hydrothermal mineralizing systems coincident with airborne and ground geophysical anomalies.  Intense fracturing in the rock and clay alteration forced the drillers to abandon five of the seven winter drill holes before reaching the basement.  The summer 2,500 metre drill program will use new drilling techniques and will continue with the program at site A as well as exploring additional land-based targets at sites B,D,E,F and G (see map attached).  The mobilization of the drill will commence in early August and drilling operations are scheduled for all of August and September.  Seismic surveys will also be carried out in the vicinity of site C, as well as other lake- covered targets during the summer season.

CanAlaska Korea Uranium Ltd. is presently a joint venture owned 82.6% by the Company and 17.4% by the Korean Consortium, which comprises Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd.  The Korean Consortium may earn an aggregate 50% interest in the joint venture by funding Cdn$19.0 mil. towards exploration of the Cree East Project.  Together with the approval of the summer budget, funding provided by the Korean Consortium to the Project now totals Cdn$5.3 mil.

The Technical Person for this news release is Peter G. Dasler, P. Geo.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 8th day of July 2008.